09041127

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 9 2009
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53424

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolf Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Clearwater Drive
(No. and Street)

Oak Brook (City) Illinois (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth E. Masick (630) 545-4520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
(Name – *if individual, state last, first, middle name*)

2400 N. Main Street (Address) East Peoria (City) Illinois (State) 61611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KG 7/10/09

7/17

OATH OR AFFIRMATION

I, Kenneth E. Masick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolf Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
JEAN L. THOMAS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3/15/2010

Kenneth E. Masick
Signature

Treasurer
Title

Jean L. Thomas
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Wolf Capital, L.L.C.
Oak Brook, Illinois

We have audited the accompanying statements of financial condition of **Wolf Capital, L.L.C.** (the Company) as of December 31, 2008 and 2007, and the related statements of income and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf Capital, L.L.C. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 21, 2009

WOLF CAPITAL, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash	$ 189,568	$ 303,739
Accounts receivable	1,223	3,547
Prepaid expenses	2,190	-
	$ 192,981	$ 307,286
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$ 3,067	2,189
Accounts payable related party	72,310	77,602
	75,377	79,791
MEMBER'S EQUITY	117,604	227,495
	$ 192,981	$ 307,286

See accompanying notes.

WOLF CAPITAL, L.L.C.
STATEMENTS OF INCOME AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Fees	$ 289,207	$ 765,281
Other income	-	35,000
	289,207	800,281
EXPENSES		
Labor	174,726	321,508
Rent	9,592	35,515
Other expenses	64,780	89,712
	249,098	446,735
NET INCOME	40,109	353,546
MEMBER'S EQUITY- BEGINNING OF YEAR	227,495	73,949
DISTRIBUTION TO MEMBER	(150,000)	(200,000)
MEMBER'S EQUITY- END OF YEAR	$ 117,604	$ 227,495

See accompanying notes.

WOLF CAPITAL, L.L.C.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 40,109	$ 353,546
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets		
Accounts receivable	2,324	42,393
Prepaid expenses	(2,190)	-
Decrease in operating liabilities		
Accounts payable and accrued liabilities	(4,414)	(74,389)
Net cash provided by operating activities	35,829	321,550
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to member	(150,000)	(200,000)
INCREASE (DECREASE) IN CASH	(114,171)	121,550
CASH - BEGINNING OF YEAR	303,739	182,189
CASH - END OF YEAR	$ 189,568	$ 303,739

See accompanying notes.

WOLF CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for clients or perform custodial functions related to customer accounts. The Company performs consulting related to mergers and acquisitions and other specialized consulting. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i). The Company was incorporated in 2000 and obtained its license and commenced operations in 2002.

Fee Income

Fee income is recognized as the services are performed or in the case of contingent fees upon the closing of the transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Account Receivable

Accounts receivable is stated net of an allowance for doubtful accounts of $5,000 and $- for the years ended December 31, 2008 and 2007, respectively. Included in accounts receivable are unbilled services and expenses to be billed of $248 and $2,722 as of December 31, 2008 and 2007, respectively. Based on management's experience with customers and the subsequent receipts received, management believes their estimated allowance is reasonable.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements.

Accounting for Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN 48 to the Company's annual financial statements ending on December 31, 2009 and the

Company has elected to defer application of FIN 48. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

NOTE 2. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed six months of service and have attained age 21. The Company has a discretionary matching contribution which is fully vested when deposited. The Company contributed $3,875 and $4,665 to the plan as of December 31, 2008 and 2007, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Wolf Financial Group Holdings, LLC (Holdings) which is a wholly-owned subsidiary of Wolf & Company, L.L.P. (Wolf). Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent was paid at $3,750 per month until November of 2007 when it was changed to $500. During 2007 the Company provided consulting services to Wolf totaling $117,900.

Expenses paid to Wolf were:

	2008	2007
Rent	$ 6,000	$ 35,515
Salary reimbursement	8,051	6,948
	$ 14,051	$ 42,463

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $114,191, which was $109,163 in excess of its required net capital of $5,028. The net capital of $114,191 is equal to the net capital the Company reported in its Focus Report.

NOTE 5. CASH CONCENTRATION

All of the Company's cash is held in one financial institution.

SUPPLEMENTARY INFORMATION

WOLF CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2008

NET CAPITAL		$ 117,604
NON-ALLOWABLE ASSETS		
Non-allowable receivables		1,223
Prepaid expenses		2,190
		3,413
NET CAPITAL		$ 114,191
Greater of:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% of Total Liabilities)	$ 5,028	
MINIMUM DOLLAR NET CAPITAL REQUIRED	5,000	
NET CAPITAL REQUIREMENT		5,028
EXCESS NET CAPITAL		$ 109,163

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member
Wolf Capital, L.L.C.
Oak Brook, Illinois

In planning and performing our audit of the financial statements of Wolf Capital, L.L.C. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 21, 2009

WOLF CAPITAL, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

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